Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036	Nomura Securities International, Inc. Worldwide Plaza 309 West 49th Street New York, New York 10019

VIA EDGAR

November 13, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Anne Nguyen Parker, Assistant Director

Re:                 Acushnet Holdings Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-221461)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:15 p.m., Eastern Time, on November 13, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 13, 2017, through the date hereof:

Preliminary Prospectus dated November 13, 2017:

850 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Thilakshani Dias
	Name:	Thilakshani Dias
	Title:	Executive Director

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ John Winkler
	Name:	John Winkler
	Title:	Managing Director

[Signature Page to Acceleration Request]